FOR IMMEDIATE RELEASE

MDS Pharma Services Responds to FDA Correspondence

MDS continues cooperative dialogue with agency

(MONTREAL, Canada, December 24, 2004) - As part of its ongoing dialogue with the U.S. Food and Drug Administration (FDA) regarding certain bioequivalence studies conducted at its Montreal Bioanalytical facility between 2000 and 2003, MDS Pharma Services has received a written communication from the agency dated December 21, 2004.

The correspondence is a follow-up to FDA inspections conducted at the Montreal facility between September 13 and October 1, 2004. The communication recommends an expanded review of bioequivalence studies conducted at the Montreal facility over the last five years, and suggests a meeting to discuss the content of the correspondence. MDS Pharma Services has committed to meet with the agency to discuss the review scope and protocol, and has engaged an independent FDA compliance expert with agency experience to assist with this review.

MDS Pharma Services will continue to cooperate fully with the FDA to address data issues raised by the agency. MDS Pharma Services is conducting a comprehensive review of its quality assurance practices and instituted procedures in the summer of 2004 that automatically trigger investigational activities should data issues recur. MDS values the opportunity to collaborate with the FDA and is committed to conducting research that complies with, and even exceeds, industry and regulatory standards.

MDS Pharma Services offers a full spectrum of resources to meet the drug discovery and development needs of the pharmaceutical and biotechnology industries. With numerous facilities strategically located around the world, the company applies advanced scientific and technological expertise to each stage of the drug discovery and development process - early stage: lead optimization, pre-IND research, pharmaceutical and biopharmaceutical development, early clinical research (bioequivalence, phases I-IIa) and bioanalysis; and late stage: global clinical development (phases IIb-IV) and central lab. For more information, visit MDS Pharma Services' Web site at www.mdsps.com.

MDS Pharma Services is part of MDS Inc. (TSX: MDS; NYSE: MDZ), an international health and life sciences company. At MDS Inc., our 10,000 highly skilled people provide services, products and instruments enabling health sciences organizations to enhance the well being of people around the world. We focus on helping discover and test new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

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An investor/analyst conference call on this matter will be held on Tuesday, December 28, 2004, at 11:00 am EST. The dial-in numbers are 416-405-9328 and 1-800-387-6216. A replay will be available until January 4, 2005, and can be accessed at 416-695-5800 using passcode 3131356.

This will be followed by a conference call for media at noon EST. The dial-in numbers are 1-866-542-9023 and 1-416-621-2793, and the access code for both numbers is 8304096.

For media inquiries, please contact Charlene McGrady, MDS Pharma Services, 2200 Renaissance Boulevard, King of Prussia, Penn., Tel: (610) 239-7900, ext. 231, and visit our Web site at www.mdsps.com.

For investor/analyst inquiries, please contact Sharon Mathers, MDS Inc. Vice-President - Investor Relations, on 416-675-6777, ext 2695, smathers@mdsintl.com.